PRICING SUPPLEMENT DATED September 19, 2018 (To Prospectus dated August 10, 2016 and Prospectus Supplement dated August 10, 2016)	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-213047

Floating Rate Medium-Term Notes, Series A

This pricing supplement supplements the terms and conditions in the prospectus, dated August 10, 2016, as supplemented by the prospectus supplement, dated August 10, 2016 (the “prospectus supplement” and together with the prospectus, dated August 10, 2016, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $300,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A, due May 22, 2020 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP : 02665WCM1	Trade Date: September 19, 2018
Form: ☒ Book-Entry ☐ Certificated	Original Issue Date: September 24, 2018

Principal Amount: $300,000,000

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Price to Public: 100.000%

Discount or Commission: 0.065%

Net Proceeds to Issuer: 99.935% / $299,805,000

Stated Maturity: May 22, 2020

Stated Maturity Extension Option: N/A

Basis for Interest Rate During Extension Period (only applicable if option to extend Stated Maturity):

Extension Period(s) and Final Maturity Date (only applicable if option to extend Stated Maturity):

Index Maturity: 3 month, except for the initial interest rate, which shall be 2 month

Initial Interest Rate: The initial interest rate will be based on 2 month LIBOR determined on September 20, 2018 plus the Spread, accruing from September 24, 2018; interest rates thereafter will be based on 3 month LIBOR plus the Spread.

Specified Currency: N/A Interest Payment Dates: Each February 22, May 22, August 22 and November 22, commencing on November 22, 2018 (short first coupon), and on the Stated Maturity Date
Interest Rate Category: ☒ Regular Floating Rate Note ☐ Floating Rate/Fixed Rate Note Fixed Rate Commencement Date: Fixed Interest Rate:	☐ Inverse Floating Rate Note Fixed Interest Rate: ☐ Other Floating Rate Note
Interest Rate Basis:
☒ LIBOR:	☐ Federal Funds Rate:
Designated LIBOR Page: ☒ Reuters Page LIBOR 01	☐ Federal Funds (Effective) Rate
☐ Reuters Page LIBOR 02	☐ Federal Funds Open Rate
Designated LIBOR Currency: U. S. dollars	☐ Federal Funds Target Rate
☐ EURIBOR	☐ Federal Funds Rate (FEDL01):
☐ Treasury Rate	☐ CMT Rate:
☐ Commercial Paper Rate	☐ Reuters Page FRBCMT:
☐ Prime Rate	☐ Reuters Page FEDCMT: ☐ Weekly Average
☐ CD Rate	☐ Monthly Average
☐ Eleventh District Cost of Funds Rate

Interest Rate Reset Cutoff Date: N/A	Initial Interest Reset Date: November 22, 2018

Maximum Interest Rate: N/A	Interest Reset Dates: Each Interest Payment Date

Minimum Interest Rate: N/A	Interest Determination Dates: The second London Banking Day preceding each Interest Reset Date

Calculation Agent: Deutsche Bank Trust Company	Spread: +18bps Spread Multiplier: N/A Spread/Spread Multiplier Reset Option: ☐ Yes ☒ No Optional Reset Dates: Redemption: ☐ Yes ☒ No Day Count Convention: ☐ 30/360 ☒ Actual/360 ☐ Actual/Actual
Americas
Original Issue Discount: ☐ Yes ☒ No
Repayment: ☐ Yes ☒ No
Optional Repayment Date(s):
Repayment Price:
Agent: Deutsche Bank Securities, Inc. Agent’s Capacity: ☐ Principal ☒ Agent

ADDITIONAL TERMS OF THE NOTES

Plan of Distribution

Under the terms and subject to the conditions set forth in a distribution agreement (the “Distribution Agreement”) dated as of August 10, 2016, between American Honda Finance Corporation (“AHFC”), and the agents named in the prospectus supplement, AHFC is hereby offering the Notes through the Agent named below, acting as agent. The Agent named below has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. The Agent named below will receive its commission with respect to the principal amount of the Notes set forth below.

Agent	Aggregate Principal Amount of Notes

Barclays Capital Inc.	$300,000,000.00

Total	$300,000,000.00

Settlement Date

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before September 20, 2018, will be required to specify alternative settlement arrangements to prevent a failed settlement.

ADDITIONAL RISK RELATED TO LIBOR

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of the Notes.

LIBOR is the subject of recent national and international regulatory guidance and proposals for reform. These reforms or actions by the British Bankers’ Association (the “BBA”) in connection with the investigations into whether banks have been manipulating or attempting to manipulate LIBOR, may cause LIBOR to perform differently than in the past, or have other consequences which cannot be predicted. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee sponsored by the Federal Reserve Board and the Federal Reserve Bank of New York. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, in the United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, the replacement or disappearance of LIBOR or other reforms may adversely affect the value of and the return on LIBOR-based securities, including the Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAXATION

The following are certain material U.S. federal income tax consequences of ownership and disposition of the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements and, to the extent inconsistent, replaces the discussion under “Material United States Federal Income Taxation” beginning on page S-35 of the accompanying prospectus supplement, and is subject to the assumptions, limitations and exceptions set forth therein. This discussion only applies to you if you are a U.S. Holder, as that term is defined under “Material United States Federal Income Taxation” on page S-36 of the accompanying prospectus supplement.

On December 22, 2017, The Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act is complex and new (and it lacks administrative guidance); thus, the impact of certain aspects of its provisions on us, or on you, is currently unclear.

Special Rules for Accrual Method Taxpayers

The Act modified the rules regarding the timing of income to be recognized by accrual method taxpayers. Under these modifications, if you are an accrual method taxpayer, notwithstanding any discussion in the accompanying prospectus supplement, you may be required to include stated interest, original issue discount, and other income on a Note no later than when the relevant item is taken into account as revenue in an applicable financial statement (if any). These new rules will generally apply to stated interest and other income after December 31, 2017, but will not apply to original issue discount until after December 31, 2018. You should consult your tax adviser concerning the application of these rules in your particular situation.

LEGAL MATTERS

In the opinion of David Peim, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 8, 2018, between AHFC and the Trustee (as so supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated August 10, 2016 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-213047) filed with the Securities and Exchange Commission on August 10, 2016.